

April 3, 2013

Via E-mail
Mr. David J. Aldrich
Chief Executive Officer, President and Director
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

  Re: Skyworks Solutions, Inc.
    Form 10-K for the Fiscal Year Ended September 28, 2012
    Filed November 21, 2012
    File No. 1-05560

Dear Mr. Aldrich:

   We have reviewed your response letter dated March 29, 2013 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 18. Segment Information and Concentrations, page 62

1. We note from your response to prior comment 1, that the Chief Financial Officer reviews the business unit non-GAAP profit and loss statements in order to understand and assess the financial performance of the business units and compare that with corporate level targets established by the CODM. Please respond to the following:

   • Summarize the contents of the business unit non-GAAP profit and loss statements and tell us how often the statements are prepared. Also discuss whether you prepare forecasts for these units.

- Tell us in more detail how you use the business unit non-GAAP profit and loss statements. For example, since you state that gross profit is measured at the factory or Company level without regard to business unit performance, explain why you prepare non-GAAP profit and loss statements for the business units and how the individual line items are utilized by the company.
- Provide us with an organization chart that includes your business unit executive vice presidents.
- Provide a summary job description of the business unit executive vice presidents and explain how the functional and business units interact with each other.
- Explain how the CEO is able to evaluate the performance of the business unit executive vice presidents and compensate them based on the business units if the CEO is not provided and does not use the business unit level financial information. Tell us who makes the decision regarding their incentive compensation and the basis for the determination.
- Tell us why you do not also consider the CFO a member of the CODM. Refer to FASB ASC 280-10-50-5 through 50-9.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant